FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Elemental Royalty Corporation ("Elemental")

905 - 815 West Hastings Street Vancouver, British Columbia, V6C 1B4

Item 2 Date of Material Change

May 13, 2026

Item 3 News Release

A joint news release was disseminated by Elemental and Vizsla Royalties Corp. ("Vizsla Royalties" and together with Elemental, the "Companies") on May 14, 2026 through TMX Newsfile and subsequently filed under the respective profiles of the Companies on SEDAR+ at www.sedarplus.ca.

Item 4 Summary of Material Change

On May 13, 2026, Elemental and Vizsla Royalties entered into a definitive arrangement agreement (the "Arrangement Agreement"), pursuant to which, among other things, Elemental will acquire all of the issued and outstanding common shares of Vizsla Royalties (the "Vizsla Royalties Shares") by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the "Transaction") for total consideration of approximately C$327 (US$239) million on a fully diluted basis or C$4.13 per Vizsla Royalties Share.

5.1 Full Description of Material Change

On May 13, 2026, Elemental and Vizsla Royalties entered into the Arrangement Agreement, pursuant to which, among other things, Elemental will acquire all of the issued and outstanding Vizsla Royalties Shares pursuant to the Transaction.

Under the terms of the Arrangement Agreement, each Vizsla Royalties shareholder ("Vizsla Royalties Shareholder") has the option to elect to receive, for each Vizsla Royalties Share, (i) 0.15 common shares of Elemental ("Elemental Shares"), (ii) C$4.13 in cash, or (iii) a combination thereof, subject to rounding and proration, based on a maximum total cash consideration of approximately C$82 million. The total consideration for the Transaction is approximately C$327 (US$239) million on a fully diluted basis or C$4.13 per Vizsla Royalties Share.

Transaction Details

The Transaction will be effected by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia). The Transaction will require approval by at least (i) 66 2/3% of the votes cast at a special meeting of Vizsla Royalties Shareholders (the "Special Meeting"), and (ii) a majority of the votes cast at the Special Meeting, excluding the votes attached to Vizsla Royalties Shares held by persons required to be excluded pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

Upon completion of the Transaction, assuming full cash proration, existing Elemental shareholders and former Vizsla Royalties Shareholders are expected to own approximately 89% and 11% of the Elemental Shares, respectively, on a basic basis. If no cash or combination elections are made, existing Elemental shareholders and former Vizsla Royalties Shareholders are expected to own approximately 86% and 14% of the Elemental Shares, respectively, on a basic basis.

Each of the officers and directors of Vizsla Royalties and certain shareholders of Vizsla Royalties (including Vizsla Silver Corp.), who hold, in the aggregate, approximately 23% of the outstanding Vizsla Royalties Shares, have entered into voting support agreements, pursuant to which they have agreed, among other things, to vote their Vizsla Royalties Shares in favour of the Transaction.

In addition to approval of the Vizsla Royalties Shareholders, completion of the Transaction is subject to approval of the TSX Venture Exchange ("TSX-V"), the Toronto Stock Exchange and the Nasdaq Stock Market, approval of the National Antitrust Commission of Mexico, court approvals and other customary closing conditions for transactions of this nature. The Arrangement Agreement includes customary deal protection provisions, including non-solicitation and right to match provisions, and an approximately C$12 million termination fee, payable under certain circumstances.

Subject to receiving the requisite court, regulatory and shareholder approvals as described above, the Transaction is expected to close in the third quarter of 2026. In connection with and subject to closing of the Transaction, it is expected that the Vizsla Royalties Shares will be delisted from the TSX-V and the OTCQX and that Vizsla Royalties will cease to be a reporting issuer under Canadian securities laws.

The securities to be issued pursuant to the Transaction have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any U.S. state securities laws, and will be issued and exchanged in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and applicable exemptions or qualifications under applicable U.S. state securities laws. This material change report does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Additional Information

The full details of the Transaction will be described in Vizsla Royalties' management information circular to be prepared in accordance with applicable securities legislation and made available in connection with the Special Meeting. A copy of the Arrangement Agreement is available on Elemental's profile on SEDAR+ at www.sedarplus.ca, and a copy of Vizsla Royalties' management information circular will be filed on Vizsla Royalties' profile on SEDAR+ at www.sedarplus.ca.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 5 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 6 Omitted Information

Not applicable.

Item 7 Executive Officer

For further information, contact:

Frederick Bell
President and Chief Operating Officer

Telephone: +44 (0) 7554-872-794

Item 8 Date of Report

May 25, 2026

Cautionary Note Regarding Forward Looking Information

This material change report may contain "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements") that reflect the Companies' current expectations and projections about their future results. These forward-looking statements may include statements regarding guidance and long-term outlook, including future revenue, which are based on public forecasts and other disclosure by the third-party owners and operators of the Companies' assets or on Elemental's or Vizsla Royalties' assessments thereof, including certain estimates based on such information; expectations regarding future growth and exploration prospectivity of the Panuco Project; the completion of the Transaction and the timing thereof; the identification of future permitting requirements and timelines; the value the Transaction will add for shareholders of the Companies; the receipt of required approvals for the Transaction; the benefits of the Transaction to the Companies and their respective shareholders; and the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act for the securities to be issued and exchanged pursuant to the Transaction. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects," "anticipates," "believes," "plans," "projects," "estimates," "assumes," "intends," "strategy," "goals," "objectives," "potential," "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect, including that there is no material disruption to production at any of the mineral properties in which the Companies have a royalty or other interest; that the Companies will receive all required approvals for the Transaction in a timely manner; estimated capital costs, operating costs, production and economic returns; estimated metal pricing; metallurgy, mineability, marketability and operating and capital costs; the expected ability of any of the properties in which the Companies hold a royalty or other interest to develop adequate infrastructure at a reasonable cost; assumptions that all necessary permits and governmental approvals will remain in effect or be obtained as required to operate, develop or explore the various properties in which the Companies hold an interest; and the activities on any of the properties in which the Companies hold a royalty, or other interest will not be adversely disrupted or impeded by development, operating or regulatory risks or any other government actions.

Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to obtain any required regulatory, court and shareholder approvals with respect to the Transaction; the inability to satisfy the conditions to closing the Transaction; volatility in the price of silver, gold or other minerals or metals; discrepancies between anticipated and actual production with respect to Panuco Project and other portfolio assets; the accuracy of the mineral reserves, mineral resources and recoveries set out in the technical data published by the owner of the Panuco Project and the owners of other portfolio assets; the absence of control over mining operations from which the Companies receive royalties, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, activities by governmental authorities (including changes in taxation); currency fluctuations; the global economic climate; dilution; share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Companies to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Companies will receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of silver, gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in (A) Elemental's Annual Information Form and Management's Discussion and Analysis most recently filed under Elemental's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov; and (B) Vizsla Royalties' Annual Information Form and Management's Discussion and Analysis most recently filed under Vizsla Royalties' profile on SEDAR+ at www.sedarplus.ca. Although the Companies have attempted to identify important factors that could cause actual results to differ materially from those in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Companies do not undertake to update any forward-looking statements that are contained or incorporated by reference herein, except in accordance with applicable securities laws.